File Number: 59874-12

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

July 14, 2010

Via EDGAR correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention: Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs/Mesdames:

Mainland Resources, Inc.
Form 10-K/A for the Fiscal Year Ended February 28, 2009
Filed March 16, 2010

Form 10-Q for the Fiscal Quarters Ended May 31, 2009, August 31, 2009 and November 30, 2009,
Filed July 9, 2009, October 13, 2009 and January 19, 2010

Response Letter dated June 4, 2010

File No. 000-52782

We write on behalf of Mainland Resources, Inc. (the "Company") in reference to the Staff's letter of June 29, 2010 (the "Comment Letter") signed by Ms. Anne Nguyen Parker, Branch Chief of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced 10-K and 10-Q filings by the Company. The Comment Letter requested that the Company provide a response to the Comment Letter by July 14, 2010, or advise staff when the Company anticipates that it will provide the requested response.

The Company is actively working on its response in consultation with its independent registered accountant and Lang Michener LLP, and anticipates that it will be able to provide the response no later than July 28, 2010.

In the meantime, please feel free to contact the undersigned at (604) 691-7445 should you have any questions or concerns.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch*
for LANG MICHENER LLP

*Law Corporation

cc: Mainland Resources, Inc.

cc: De Joya Griffith & Company, LLC